Manning & Napier Fund, Inc.

290 Woodcliff Drive

Fairport, NY 14450

June 24, 2022

VIA EDGAR

Kimberly Browning, Esq.

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Manning & Napier Fund, Inc. (the “Fund”)
(File No. 333-225863)

Dear Ms. Browning:

This letter serves to provide our responses to the comments of the SEC Staff (the “Staff”) received via telephone call on May 16, 2022 regarding the Trust’s preliminary proxy statement on Schedule 14A and related materials (together, the “Proxy Materials”), which were filed with the SEC on behalf of the Fund and each series of the Fund (the “Series”), pursuant to the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, on May 6, 2022. Below, we have briefly summarized your comments and questions, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Proxy Materials. We acknowledge that, where applicable, individual comments are global in nature and have not been repeated.

1.	Comment: Please note that the form of Proxy Statement and proxy card should have had a preliminary legend pursuant to Rule 14a-6(e)(1).

Response:    Acknowledged.

2.	Comment: Please confirm supplementally that the omitted information will be completed in advance of the Fund’s filing of the definitive proxy statement.

Response:    Confirmed.

3.	Comment: Please include a discussion of Manning & Napier and Rainier and the Board’s findings that the Transaction is in the best interests of each Series’ respective shareholders in the shareholder letter and in the Q&As.

Response:    The requested change has been made.

4.	Comment: Please revise Proposal 2(a) to clarify that (i) shareholders will vote to approve a new investment advisory agreement between the Fund, on behalf of the shareholder’s respective Series (rather than “each” Series), other than the Rainier International Discovery Series, and Manning & Napier; and (ii) shareholders will be voting, and will be voting separately on, only the agreement(s) for any Series or multiple Series, the shares of which the shareholder held on the Record Date.

Response:    The requested changes have been made.

5.	Comment: Please revise the discussion of Proposal 2 throughout the Proxy Materials to differentiate among respective subparts (a), (b) and (c) of the Proposal.

Response:    The requested change has been made.

6.	Comment: Please expand the discussion of revocation of proxies to include any additional methods of revocation (e.g., by mail, by later dated proxy, by attending the Meeting and voting in person) of proxies available to shareholders. Please supplementally confirm that revocation via internet will not be permitted, or revise the disclosure accordingly.

Response:    The requested changes have been made.

7.	Comment: Please confirm whether the Proposals are contingent on one another and if so, please include disclosure to that effect in the Q&A.

Response:   The Proposals are not contingent on one another, and disclosure of that fact has been added to the Q&A.

8.	Comment: The Staff notes that the second paragraph under the Q&A entitled, “Why am I being asked to elect Directors?” includes a reference to the cost of a shareholder proxy. Please include a separate Q&A to address whether the Series will bear the cost of the shareholder proxy, and please supplementally confirm that the Series will not be required to reimburse such costs.

Response:    The requested change has been made. The Fund supplementally confirms that Series will not be required to reimburse the costs of the proxy.

9.	Comment: Please revise the Q&A entitled, “Why am I being asked to vote on a new advisory agreement for my Series?” to clarify that the shareholders are being asked to vote in order to approve a new investment advisory agreement or agreements, as applicable, as a result of the Transaction resulting in the assignment of the Current Agreements.

Response:    Changes have not been made in response to this comment, as existing language addresses this concept. Specifically, the response to the above-referenced Q&A notes that shareholders are being “asked to approve new investment advisory agreements… because the Transaction would be deemed to result in a change of control of the adviser … As a result, the Transaction results in the assignment and automatic termination of the investment advisory agreements.”

10.	Comment: Please expand the discussion of the Transaction in the Q&A to: (i) explain the reason for the sale of MN Inc.; (ii) specifically identify the affiliate of Callodine that will acquire MN Inc.; and (iii) clarify that if the Transaction does not occur (e.g., if a superior competing offer is received during the referenced 40-day period), there will either be no assignment of the Current Advisory Agreements or the Current Advisory Agreements will be subject to an alternative assignment.

Response:    The requested changes with respect to Comments 10(i) and 10(ii) have been made. With respect to Comment 10(iii), the Fund notes that the 40-day period for competing offers has expired, and, accordingly, the referenced language has been deleted. The Fund has included language explaining that if the Transaction does not occur for any reason, there will be no assignment of the Current Advisory Agreements.

2

11.	Comment: Please introduce an additional Q&A to explain that each respective Series’ investment objective, fundamental and non-fundamental investment restrictions, investment strategies and policies and risks will not change as a result of the approval of the New Agreements.

Response:    The requested change has been made.

12.	Comment: Please consider including a separate Q&A to address whether the advisory fees and services, expense limitation agreements, as applicable, or other agreements of the respective Series will change as a result of the Transaction.

Response:    The requested change has been made.

13.	Comment: Please revise the Q&A entitled, “How do the New Agreements differ from the Current Agreements?” to clarify that the agreements discussed are the Series’ advisory and sub-advisory agreements (i.e., by adopting the defined term “New Advisory Agreements”).

Response:    The requested change has been made.

14.	Comment: Please add a Q&A discussing the impact of the Transaction on the “Other Expenses” of the respective Series. The Staff notes that if there are material differences, they must be disclosed.

Response:    The requested change has been made.

15.	Comment: Please supplementally confirm that pro forma financial information is not required by Item 22(a)(3)(iv) of Schedule 14A.

Response:    Confirmed. Item 22(a)(3) (iv) of Schedule 14A requires a table showing current and pro forma fees only where the action taken “would, directly or indirectly, establish a new fee or expense or increase any existing fee or expense to be paid by the [Series] or its shareholders.” None of the Proposals would establish new fees or expenses or increase existing fees are expenses to be paid by the Series. As such, pro forma financial information is not required under Schedule 14A.

16.	Comment: Please include a Q&A that addresses whether the shareholders will be contacted with respect to the proxy solicitation.

Response:    The requested change has been made.

17.	Comment: With respect to Proposal 1, please confirm to the Staff that Item 22(b)(3)(i) of Schedule 14A is adequately addressed. Please additionally confirm to the Staff that the disclosure required by Item 22(b)(6), (7), (8) and (9) of Schedule 14A has either been included in the Proxy Materials or is not applicable, or add any disclosure responsive to these items accordingly.

Response:    Confirmed. Item 22(b)(3)(i) is adequately addressed with existing disclosure, and there is no information responsive to Item 22(b)(6)-(9) with respect to any independent director (i.e., no independent director has ownership or transactions that would be responsive to those items.).

3

18.	Comment: Please confirm that the tables with respect to the Nominees conform to the requirements of Item 22(b)(5) of Schedule 14A or revise accordingly.

Response:    Confirmed.

19.	Comment: Please revise the “Board Structure and Oversight Function” to include a discussion of the Fund’s policy regarding the Directors’ attendance at meetings pursuant to Item 22(b)(15).

Response:    The Fund has not adopted an attendance policy.

20.	Comment: With respect to Proposal 2, please explain supplementally why the March 31, 2022 definitive agreement between Callodine and MN Inc. did not constitute an assignment of the Current Advisory Agreements.

Response:    The definitive agreement (the “Agreement”) did not result in the assignment of the Current Advisory Agreements because the execution of the Agreement did not result in a change in control of Manning & Napier or Rainier. Instead, the Agreement provides the conditions precedent for the parties to enter into the Transaction. Once these conditions are satisfied (or the parties otherwise agree to close), the Transaction will occur, resulting in the change in control of Manning & Napier and Rainier. This change in control would result in an assignment of the Current Advisory Agreements.

21.	Comment: Please add language clarifying that Manning & Napier’s expectations with respect to the Transaction may not be realized.

Response:    The requested change has been made.

22.	Comment: Please revise the discussion of the interim advisory agreements to adhere to the requirements of Rule 15a-4(b)(2).

Response:    The requested change has been made.

23.	Comment: Please confirm that the Board of Directors has satisfied the governance standards set forth in 270.0-1(a)(7) and 15a-4(b)(2)(vii).

Response:    Confirmed.

24.	Comment: Please revise “is not expected to” to “will not” in the following sentence, if accurate: The Transaction is not expected to result in any changes to the organization or structure of the Series.

Response:    The requested change has been made.

25.	Comment: Please disclose each parent of the investment adviser as required by Item 22(c)(3). Please additionally confirm there is no additional disclosure required in response to Item 22(c)(1)(iii).

Response:    The requested change has been made. The Fund confirms that other than investment advisory fees, there were no other material payments by the Fund to Manning & Napier and Rainer, or any affiliated person of Manning & Napier and Rainer, during the last fiscal year of the Fund as required by Item 22(c)(1)(iii).

4

26.	Comment: Please revise “are not expected to” to “will not” in the following sentence, if accurate: In addition, the Series operating expenses are not expected to increase as a result of the Transaction or entering into the New Advisory Agreements.

Response:    The requested change has been made.

27.	Comment: Please confirm that the services described (i.e., investment research, advice and supervision, providing an investment program for each Series’ assets, etc.) will be the same as those services provided under the Current Advisory Agreements.

Response:    Confirmed. The Fund has further added language clarifying that the referenced services will be the same under the New Advisory Agreements as they are under the Current Advisory Agreements.

28.	Comment: With respect to the standard of care discussion, please restate the standard of care and confirm that the New Advisory Agreements are in compliance with Section 17(i) of the 1940 Act.

Response:    The requested change has been made. The Fund confirms that the New Advisory Agreements are in compliance with Section 17(i) of the 1940 Act.

29.	Comment: In the “Information on Investment Advisory Fees Paid” discussion, please consider adding a complete fee table as an appendix to more closely conform the information to Item 3 of Form N-1A.

Response:    The requested change has not been made. Item 22(c)(1)(iii) does not impose any specific formatting requirements nor does it require disclosure to conform to Item 3 of Form N-1A.

30.	Comment: In the table presented under “Information on Investment Advisory Fees Paid,” please update the information provided to a more recent date than the Series’ respective fiscal year end.

Response:    The requested change has not been made. Item 22(c)(1)(iii) requires disclosure of information regarding fees paid only “during the last fiscal year of the Fund,” which has been included.

31.	Comment: Please supplementally clarify why the Class W contractual waiver does not violate Section 18(f) of the Investment Company Act of 1940.

Response:    As previously discussed, certain Series of the Fund offer a class of shares, Class W, for which Manning & Napier has agreed to waive its entire investment management fee. Under this arrangement, Class W shareholders do not bear an investment management fee, but shareholders of other classes of the same Series do bear their proportionate share of the investment management fee. Class W shares of the Series are available for investment only to Manning & Napier’s fee paying discretionary investment accounts and other funds managed by Manning & Napier. The effect of this arrangement is that Manning & Napier’s discretionary clients and other registered funds pay Manning & Napier directly for their investment advisory services rather than indirectly through their investment in a Series’ Class W Shares.

5

We believe that this arrangement has been implemented in a manner consistent with the Staff’s no-action letter given to American Century Investment Management, Inc. (pub. avail. December 20, 2016) (the “American Century Letter”), which describes an arrangement involving payment of advisory fees in a fund of funds investment structure under which a fund (an “Investing Fund”) invested in another fund (an “Underlying Fund”). The American Century Letter involved the unitary fee paid to the adviser by an Underlying Fund as being “reallocated” to the Investing Fund via the imposition of new fees at the Investing Fund level and the creation of a new class of shares of the Underlying Funds offered only to Investing Funds in which the adviser waived its entire advisory fee. The result of such “reallocation” was that the Investing Funds paid advisory fees directly to the adviser and paid no advisory fees in connection with their investments in Underlying Funds, while investors in other classes of shares of the same Underlying Funds paid advisory fees. The American Century Letter further states that the arrangement may be applied to arrangements with other fee paying advisory clients of the adviser, in addition to Investing Funds.

We acknowledge that the Staff, in our discussion on June 8, 2022, has noted its position that the American Century Letter is limited by its terms to Section 15(a), and therefore does not extend to issues arising under Section 18(f) nor was the Staff aware of any other no action positions covering such issues. While we acknowledge that the American Century Letter does not, on its specific terms, reference Section 18(f), we respectfully submit that we believe no-action relief from Section 18(f) is necessarily implicit in the Staff’s granting no-action relief to the fee structure, including the contractual waiver of fees, described in the American Century Letter.

The Staff has requested the Fund to follow up with further information regarding its analysis.

32.	Comment: Please supplementally confirm that only the Real Estate Series recouped expenses under the expense limitation agreements during the relevant period.

Response:    Confirmed.

33.	Comment: Please revise the discussion of Section 15(f) to more clearly reflect the determinations of the Board and the Fund with respect to the ability to meet each prong of Section 15(f).

Response:    The requested change has been made.

34.	Comment: In the “Board Considerations in Approving the New Agreements” section, please explain (i) whether any third parties presented information to the Board and (ii) whether the Board considered any advisers other than the current advisers to the Series.

Response:    The requested changes have been made.

35.	Comment: With respect to the discussion of the Board’s review of performance, please revise the existing disclosure to address more specifically the results of the Board’s review.

Response:    The requested change has been made.

36.	Comment: Please include in the discussion the conclusions of the Board with respect to profitability.

Response:    The requested change has been made.

6

37.	Comment: Please include disclosure that the stated potential for the Transaction to add resources that could improve economies of scale for various Series may not be realized.

Response:    The requested change has been made.

38.	Comment: Please include disclosure regarding the Board’s consideration of Manning & Napier and Rainer’s continuation of applicable fee waiver arrangements.

Response:    The requested change has been made.

39.	Comment: Please include in the discussion any considerations the Board gave to adverse factors with respect to the Transaction. If there was no such consideration, please supplementally explain why.

Response:    The requested change has not been made. As discussed in the Proxy Materials, the Board considered the approval of the New Advisory Agreements in connection with the Transaction because the Transaction would result in an “assignment” – and therefore termination – of the Current Advisory Agreements. Although the Board was not asked to review, approve or disapprove of the Transaction itself, it did consider and discuss the potential impact of the Transaction on the services to be provided by Manning & Napier to the various Series under the proposed New Advisory Agreements. The Board did not identify any adverse considerations or factors in that regard and, therefore, additional disclosure is not needed.

40.	Comment: In the section titled “Voting Information,” please clarify whether cumulative voting will be used with respect to the proxy.

Response:    The requested change has been made.

41.	Comment: In the “Ownership of the Series” section, please ensure the information is provided in tabular form as set forth in Item 6 of Schedule 14A.

Response:    Confirmed.

42.	Comment: In the section titled “Cost and Method of Proxy Solicitation,” please name the affiliates that may pay the costs of preparing, printing and mailing the proxy cards. Please also revise “all other costs,” “out-of-pocket expenses” and “reasonable expenses” for greater specificity.

Response:    Affiliates will not pay the costs of preparing, printing and mailing the proxy cards, and conforming revisions have been made.

43.	Comment: Please clarify that Manning & Napier and Rainier will pay the costs of the proxy from their legitimate profits. Please address whether the Series will reimburse Manning & Napier and Rainier for the cost of the proxy.

Response:    The requested changes have been made.

44.	Comment: Please revise the table preceding the Appendices to accurately characterize Appendix C.

Response:    The requested change has been made.

7

45.	Comment: Please confirm the layout of the proxy card or revise accordingly. Please ensure separate boxes are provided for each applicable Proposal.

Response:    Confirmed.

Please call me if you have any questions relating to the above. I can be reached at (585) 325-6880.

Sincerely,

/s/ Elizabeth Craig

Elizabeth Craig

Corporate Secretary

cc:	Tim Levin, Morgan, Lewis & Bockius LLP
Sean Graber, Morgan, Lewis & Bockius LLP
Lance Dial, Morgan, Lewis & Bockius LLP
Sarah Turner, Manning & Napier Advisors, LLC
Scott Morabito, Manning & Napier Advisors, LLC

8